Exhibit (a)(2)(B)
Virbac Corporation
3200 Meacham Blvd.
Fort Worth, Texas 76137
September 8, 2006
Dear Stockholder:
      As we informed you in our previous letter to you, dated August 18, 2006, the Company has entered into a tender offer and merger agreement with Virbac S.A., Interlab S.A.S. and Labogroup Holding, Inc., pursuant to which Labogroup Holding, Inc., an indirect wholly owned subsidiary of Virbac S.A., has commenced an offer to purchase each share of the Company common stock that it does not already own for $5.25 per share, net to the sellers in cash.
      Enclosed is a supplement to the Schedule 14D-9, describing in further detail the reasons for the Special Committee’s and Board of Directors’ conclusions, and, including the written opinion of Houlihan, Lokey, Howard & Zukin Financial Advisors, Inc. Also enclosed is a supplement to Labogroup Holding Inc.’s Offer to Purchase which was originally dated August 18, 2006.
      If you need further information on how to tender your shares to Labogroup Holding, Inc., please contact the Information Agent for the offer to purchase, Morrow & Co., Inc., at (800) 607-0088.
      On behalf of the management, the Special Committee and the Board of Directors, we thank you for the support you have given to the Company over the years.

Very truly yours,

ERIK R. MARTINEZ
President and Chief
Executive Officer